UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEW FRONTIER MEDIA, INC.

(Exact Name of Registrant as Specified in its Charter)

Colorado	84-1084061
(State of Incorporation or Organization)	(IRS Employer Identification No.)

7007 Winchester Circle, Suite 200, Colorado

Boulder, Colorado, 80301

(Address of principal executive offices and zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.              ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.              ☒

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which each
Title of each class to be so registered	class is to be registered
N/A	N/A

Securities Act registration statement file number to which this form relates:	N/A

Securities to be registered pursuant to Section 12(g) of the Act:	Preferred Stock Purchase Rights

AMENDMENT NO. 1 TO FORM 8-A

The undersigned registrant hereby amends the following items, exhibits or other portions of its Application for Registration on Form 8-A filed with the SEC on December 5, 2001 with respect to its Preferred Stock Purchase Rights (the “Form 8-A”).

Item 1.  Description of Securities to be Registered.

Item 1 of the Form 8-A is hereby amended and restated in its entirety by substituting in lieu thereof the following:

In connection with the adoption of a Rights Agreement dated as of November 29, 2001 (the “Original Rights Agreement”), between New Frontier Media, Inc., a Colorado corporation (the “Company”), and Corporate Stock Transfer, Inc., as rights agent (the “Agent”), the Board of Directors of the Company on November 29, 2001, declared a dividend distribution of one Preferred Stock Purchase Right (a “Right”) for each outstanding share of Company common stock (the “Common Stock”) to shareholders of record at the close of business on December 21, 2001 (the “Record Date”).  Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company a unit consisting of one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $10 per Unit, subject to adjustment.

On July 28, 2008, the Board of Directors of the Company approved amendments to the Original Rights Agreement to eliminate the “Continuing Director” or so-called “dead hand” provisions included therein.  Under the Original Rights Agreement, the term “Continuing Director” was generally defined to mean (i) any member of the Registrant’s Board of Directors, while such person is a member of the Board of Directors, who is not an Acquiring Person (as defined in the Original Rights Agreement) and who was a member of the Board of Directors prior to November 21, 2001 and (ii) any successor of a Continuing Director, while such successor is a member of the Board of Directors, who is not an Acquiring Person and is recommended or elected to succeed the prior Continuing Director by a majority of the Continuing Directors.  The foregoing amendments became effective on August 1, 2008, pursuant to the terms of an Amended and Restated Rights Agreement entered into between the Company and the Agent on such date (the “Rights Agreement”), which supersedes in all respects the Original Rights Agreement.

A conformed copy of the Rights Agreement, together with the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Preferred Stock, the form of Rights Certificate and a Summary of Rights to purchase Series A Preferred Stock, is incorporated by reference as an exhibit hereto and is incorporated herein by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and related documents incorporated as exhibits.  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Rights Agreement.

As of the date hereof there is associated with each outstanding share of Common Stock one Right.  No certificates separate from the certificates representing shares of Common Stock have been issued in respect of the Rights, which trade with the Common Stock.  Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock after November 21, 2001 (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.  Until the Distribution Date, (i) the Rights will be evidenced solely by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date contain and will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender or transfer of any certificates for Common Stock outstanding constitute and will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 21, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

If there were to be a Distribution Date, Rights Certificates would be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone would represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its shareholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  Notwithstanding any of the foregoing, (i) following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void, and (ii) Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $10 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event set forth in the preceding paragraph would entitle its holder to purchase $20 worth of Common Stock (or other consideration, as noted above) for $10.  Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $10.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time until 10 days following the Stock Acquisition Date, the Company, acting by resolution of its Board of Directors, may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights is not a taxable event to the shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Company, acting by resolution of its Board of Directors, prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Company, acting by resolution of its Board of Directors, in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement.  The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.  In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.  Thirty Thousand shares of Preferred Stock were initially reserved for issuance upon exercise of the Rights.

The number and kind of shares and the purchase price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination, or reclassification of the Preferred Stock such that the purchase price in effect at the time of the record date for such event and the number and kind of shares of Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Preferred Stock or capital stock as if such Right had been exercised immediately prior to such dividend, subdivision, combination, or reclassification.

The Rights may have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired.  The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the directors or willing to negotiate with the Board of Directors.  The rights should not interfere with any merger or other business combination approved by the Board of Directors since the Company, acting by resolution of its Board of Directors, may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until 10 days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

Item 2. Exhibits.

1.                                                                                       Rights Agreement, which includes as Appendix A the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock, as Appendix B the related form of Rights Certificate, and as Appendix C the related Summary of Rights to Purchase Series A Preferred Stock (incorporated by reference to Exhibit 4.01 to Registrant’s Form 8-K (File No. 000-23697) filed August 1, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEW FRONTIER MEDIA, INC.

	By:	/s/ Marc Callipari
	Name:	Marc Callipari
Date: October 3, 2008	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

1.

Rights Agreement, which includes as Appendix A the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock, as Appendix B the related form of Rights Certificate, and as Appendix C the related Summary of Rights to Purchase Series A Preferred Stock (incorporated by reference to Exhibit 4.01 to Registrant’s Form 8-K (File No. 000-23697) filed August 1, 2008).